
RECEIVED
SEP 06 2006
213
SECTION
PROCESSING

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations




06016591

SUPPL

Date	August 23, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated :

August 23, 2006 **VNU names David L. Calhoun Chairman of the Executive Board and Chief Executive Officer**

With kind regards,
VNU bv

Marianne Damad

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

9/7

Press release

ADR FILE NR. 82-2876

Date August 23, 2006

VNU NAMES DAVID L. CALHOUN CHAIRMAN OF THE EXECUTIVE BOARD AND CHIEF EXECUTIVE OFFICER

GE Executive Succeeds Rob Ruijter, Who Will Remain As CFO

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, today announced that David L. Calhoun, Vice Chairman of General Electric Company, has been named Chairman of the Executive Board and Chief Executive Officer of VNU by the company's Supervisory Board. He succeeds Rob Ruijter, who has served as interim CEO since June 13 and who will continue as VNU's Chief Financial Officer.

Mr. Calhoun comes to VNU from his position as Vice Chairman of General Electric Company (GE) and President and Chief Executive Officer, GE Infrastructure, where he was responsible for GE's Aviation, Energy, Oil and Gas, Transportation and Water units, businesses with combined revenues of USD 47 billion expected in 2006 and over 85,000 employees.

In a joint statement, the members of VNU's Supervisory Board said, "We are very pleased to welcome David Calhoun to VNU. David has spent more than 27 years at GE where he has built a world-class record of success. He is superbly qualified to take VNU to the next level of growth and performance, as the company works efficiently and cohesively to enhance the value of its services, and pursues its many exciting strategic opportunities in the years ahead."

"I am delighted to join VNU and I'm impressed by the strength of its franchises and the depth of its capabilities in each of its marketing information, media information, business publications and trade show units," said Mr. Calhoun. "VNU enjoys leading positions in the global market for mission-critical business information. With growing demand for information and insights that help businesses understand consumers and markets in an increasingly complex and rapidly changing world, VNU's prospects have never been stronger. I look forward to working with the worldwide VNU organization to develop its next-generation business solutions and to create the next chapter of VNU's success."

During his GE career, Mr. Calhoun distinguished himself in a number of senior leadership positions across a variety of global businesses. He became a Vice Chairman of GE in 2005, overseeing the newly formed Infrastructure group, the largest of GE's six business segments.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

In 2003, Mr. Calhoun was named President and CEO of GE Transportation. In 2000, he was appointed President and CEO of GE Aircraft Engines. Before that, he served as President and CEO of GE Employers Reinsurance Company, GE Lighting, and GE Transportation Systems. From 1994 to 1995, he served as President of GE Plastics for the Pacific region.

Mr. Calhoun joined GE in 1979 as a member of GE's highly respected Financial Management Program. He rose to the Corporate Audit staff and became manager of programs and planning in 1986. He was then asked to lead GE Capital's marketing programs for leveraged buyouts, followed by a similar role at GE Plastics. He later was named vice president of GE Corporate Audit Staff and was elected an officer of the company.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. VNU is owned by a consortium of private-equity investors that includes AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92